Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545
February 26, 2010
VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4631
Attn: Pamela Long

Re:	Financial Engines, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 22, 2010
File No. 333-163581
Ladies and Gentlemen:
     In response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 25, 2010, Pillsbury Winthrop Shaw Pittman LLP, as counsel to the Registrant, hereby confirms that its reference in Exhibit 5.1 to the General Corporation Law of the State of Delaware includes the statutory provisions and any reported judicial decisions interpreting these laws.
Very truly yours,
/s/ Davina K. Kaile
www.pillsburylaw.com